January 6, 2016

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 001-36101

Dear Ms. Monick:

On behalf of RE/MAX Holdings, Inc. (the “Company”), we are writing in response to the comments contained in the comment letter dated December 22, 2015 (the “Comment Letter”) of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. For the convenience of the Staff’s review, we have set forth in bold type the comment contained in the Comment Letter along with the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Non-GAAP Financial Measures, page 59

1.

Within your table that reconciles adjusted EBITDA to net income, we note you have indicated that your adjustments for equity-based compensation and severance and other related expenses are non-recurring. Given the equity-based compensation adjustment occurs in two of the three years presented and the severance and other related expense adjustment occurs in 2014 and 2015, it is not clear to us why they are non-recurring. Please clarify and/or revise future periodic filings to remove the reference to non-recurring from your disclosure. Please refer to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. To the extent you revise your MD&A disclosure, please also apply this comment to your disclosure within your segment footnote.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify the nature of the Company’s equity-based compensation expense incurred either prior to or in connection with its initial public offering (“IPO”) in 2013 and will remove the reference in the adjustment for severance and other related expenses as being non-recurring. As a result, the Company’s disclosure will include the language below, or similar variations thereof.

U.S. Securities and Exchange Commission

January 6, 2016

“We define Adjusted EBITDA as EBITDA (consolidated net income before depreciation and amortization, interest expense, interest income and the provision for income taxes, each of which is presented in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K), adjusted for the impact of the following items that we do not consider representative of our ongoing operating performance: loss or gain on sale or disposition of assets and sublease, loss on early extinguishment of debt, equity-based compensation incurred in connection with grants of RMCO common units prior to the IPO and fully vested restricted stock units granted in conjunction with the IPO, non-cash straight-line rent expense, salaries paid to David Liniger, our Chief Executive Officer, Chairman and Co-Founder, and Gail Liniger, our Vice Chair and Co-Founder, that we discontinued upon completing the IPO, professional fees and certain expenses incurred in connection with the IPO, acquisition integration and professional fees expense and severance and other related expenses. During the third quarter of 2014, we revised our definition of Adjusted EBITDA to eliminate the adjustment of equity-based compensation expense incurred for equity awards granted since the IPO, and Adjusted EBITDA in prior periods was revised to reflect this change for consistency of presentation.   During the  fourth quarter of 2014, we revised our definition of Adjusted EBITDA to include an adjustment for severance and other related charges incurred during or after such quarter.”

In addition, in future filings the Company will change the items currently entitled “Non-recurring equity based compensation,” which appear in the segment tables and Adjusted EBITDA reconciliation tables in the Company’s filings, to instead read “Equity-based compensation expense incurred prior to or in conjunction with the IPO.”

*   *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (303) 796-3812.

Very truly yours,

/s/ David M. Metzger

David M. Metzger

Chief Operating Officer and Chief Financial Officer